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                         TRAIL EMPLOYEE PROGRAM ENDORSEMENT

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                     ENDORSEMENT


This endorsement applies to the following class of individuals when the Owner, Joint Owner (if applicable), Annuitant and Joint Annuitant (if applicable) are all within the group set forth below:

    [Any employee of the Company located at its Principal Office or at off-site locations if such employees are on the Company's Principal Office payroll; any director of the Company; any retiree who elects to retire on his/her retirement date; the immediate family members of those persons identified above residing in the same household; and any beneficiary who receives a death benefit under a deceased employee's or retiree's progess sharing plan.

    For purposes of the above class of individuals, "the Company" includes affiliates and subsidiaries; "immediate family members" means children, siblings, parents and grandparents; "retirement date" means an employee's early, normal or late retirement date as defined in the Company's Pension Plan or any successor plan; and "progress sharing" means the First Allmerica Financial Life Insurance Company Employee's Incentive and Pofit Sharing Plan or any successor plan.]

Eligibility for the class is based upon the Owner's, Joint Owner's (if applicable), Annuitant's and Joint Annuitant's (if applicable) status on the Issue Date.

This contract is amended as of its Issue Date as follows:

1. The Payment Credit Percentage on page [3] of the contract is replaced by 8.5%.


                                    Signed for the Company by:


FORM 3274-99{FORM PROD}